SEC FILE NUMBER 001-38092
CUSIP NUMBER
60765P 103
60765P 111 60765P 129
60765P 202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-38092

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:                     .

PART I

REGISTRANT INFORMATION

Modern Media Acquisition Corp.

Full Name of Registrant:

3414 Peachtree Road, Suite 480

Address of Principal Executive Office (Street and number):

Atlanta, GA, 30326

City, State and Zip Code:

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Modern Media Acquisition Corp. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended March 31, 2019 (the “Form 10-K”) within the prescribed time period for the reasons described below.

As previously disclosed, on June 12, 2019, the Company convened and immediately adjourned a meeting of stockholders (the “Special Meeting”) to consider certain proposals that would extend the date by which the Company must consummate a business transaction from June 17, 2019 to September 17, 2019 (the “Extension”). The Special Meeting is scheduled to be reconvened on June 14, 2019. In connection with the Extension, the Company’s public stockholders have an opportunity to redeem all or a portion of their public shares.

As the results of the Special Meeting, including whether the Extension is secured and the number of shares that the Company’s public stockholders elect to redeem in connection with the Extension, will have a material impact on the Company’s disclosure in the Form 10-K and the financial statements included therein, the Company believes such information should be included in the Form 10-K at the time it is filed. Due to the timing of the Special Meeting and the related implications, the Company will be unable to complete and file the Form 10-K without unreasonable effort or expense.

The Company is working to file the Form 10-K on or before June 29, 2019, the prescribed due date pursuant to Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lewis W. Dickey, Jr.	(404) 443-1182
(Name)	(Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The explanation is attached as Exhibit A.

Modern Media Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 14, 2019	By:	/s/ Lewis W. Dickey, Jr.
Lewis W. Dickey, Jr.
President and Chief Executive Officer